United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale on Base Metals and Coal businesses impairment tests

Rio de Janeiro, November 26th, 2019 — Vale S.A. (“Vale”) informs that, in connection with its annual strategic planning process and the comprehensive review of its business prospects, it has identified that the carrying value of certain long-lived assets exceeds their recoverable amount, implying the recognition of a non-cash impairment charge affecting the company earnings in the fourth quarter of 2019. These impairment charges will not have any cash flow impact and will be treated as exceptional items.

The Base Metals business has experienced challenging issues throughout 2019 regarding the reliability of production and processing of the ore originated from its New Caledonian operations. As a result, the company has reduced the expected production levels for the remaining life of the mine and will record a non-cash impairment charge of approximately US$ 1.6 billion in the fourth quarter of 2019 from a total of approximately US$ 3.0 billion long-lived assets the company had recorded for that operations.

The Company´s annual asset review of its New Caledonian operations will be completed by February 2020 and additional adjustments that need to be implemented are still under evaluation, therefore further impairments charges that would also impact fiscal year 2019 cannot be overruled at this time.

Furthermore, during the completion of the strategic planning for the Coal business, Vale identified that the expected yield of metallurgical coal and thermal coal has changed since the inception of the project, mostly due to technical issues on the project and operations of those assets. It also conducted a detailed review of the mining plan that reduced the level of proven reserves and revised its metallurgical and thermal coal prices scenarios. As a result, the company will record a non-cash impairment charge of approximately US$ 1.6 billion in the fourth quarter of 2019.

The new mining plan for the Coal business will enable the prioritization of better-quality ore bodies, therefore maximizing the metallurgical coal share on the product mix and with a lower stripping ratio. In 2020, the Moatize operations will enter a 3-month maintenance period and will implement a new operational flowsheet, increasing the plant’s productivity and yield. With those measures, Vale expects to reach 15Mtpy run-rate in 2H20 in Moatize.

As mentioned above, the company’s annual asset review will be completed by February 2020, in conjunction with the company’s disclosure of the 2019 consolidated financial statements.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: November 26, 2019		Director of Investor Relations